Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 5, 2007
Item 3	News Release The news release dated November 5, 2007 was disseminated through Marketwire.
Item 4

Summary of Material Change

Canplats Resources Corporation reported that drilling has commenced at its wholly-owned Camino Rojo project in Mexico.  The initial phase of the reverse circulation drill program is expected to total approximately 1,700 meters and, subject to results, will be followed by diamond drilling.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated November 5, 2007. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Assistant Corporate Secretary 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 6th day of November, 2007.

November 5, 2007	TSX Venture Symbol: CPQ

CANPLATS COMMENCES DRILLING AT CAMINO ROJO

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report that drilling has commenced at its wholly-owned Camino Rojo project in Mexico.  The initial phase of the reverse circulation drill program is expected to total approximately 1,700 meters and, subject to results, will be followed by diamond drilling.

Canplats recently reported the discovery of significant gold, silver and base metal mineralization over a widespread area known as the Represa Zone within the recently staked Camino Rojo property, located in Zacatecas State.

The Camino Rojo property consists of two claims covering approximately 100,000 hectares (~385 square miles) that are located about 50 kilometers southeast of Goldcorp Inc.’s Peñasquito mine in the State of Zacatecas.  Canplats’ wholly-owned claims are underlain by sub-horizontal, calcareous siltstones and sandstones of the Caracol Formation.  Although most of the claims are covered by overburden, several small volcanic centers are located along a structural lineament 8 to 10 kilometers southeast of the Represa Zone.

The Represa Zone’s mineralization is hosted in weak to moderately brecciated siltstones and sandstones which have been flooded with hematite, manganese and isolated fine quartz veinlets.  The area is generally covered with overburden ranging from 0.25 meters to in excess of three meters in thickness.  The Represa Zone is open to the east, west and south where test pitting could not reach bedrock.

The drill program now underway will be accompanied by an expanded ground geophysical program consisting of 26 line-kilometers of induced polarization (IP) survey work and over 50 line-kilometers of ground magnetic surveys.  Results from this work will be used as the basis for regional exploration.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Director, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

* All assays were submitted for preparation by ALS Chemex at its facilities in Chihuahua, Mexico and analysis in Vancouver, B.C.  Trace element analysis was completed using three acid digestion with ICP finish.  Gold analysis was completed using fire assay with an atomic absorption finish.  Samples containing over 10 grams of gold per tonne were re-assayed using standard fire assay with gravimetric techniques.

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, director, investor relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.